

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

Via Email
Jonathan Kennedy
Senior Vice President Finance
 and Chief Financial Officer
Natus Medical Incorporated
1501 Industrial Road
San Carlos, CA 94070

  Re: Natus Medical Incorporated
    Form 10-K for the Year Ended December 31, 2012
    Filed April 10, 2013
    File No. 000-33001

Dear Mr. Kennedy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kevin L. Vaughn

       Kevin L. Vaughn
       Accounting Branch Chief